SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                    SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)

                                Mayflower Group, Inc.
                                  (Name of Issuer)

                             Common Stock, no par value
                           (Title of Class of Securities)

                                      578349102
                                   (CUSIP Number)

                                   Daniel R. Tisch
                                   WTG & Co., L.P.
                                   499 Park Avenue
                              New York, New York  10022
                                   (212) 935-7640
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   January 3, 1995
                        (Date of Event which Requires Filing
                                 of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. | |

    Check the following box if a fee is being paid with the statement |  |.
    (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting persons's initial filing on this firm with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 7 Pages



         CUSIP NO. 578349102                         Page 2 of 7 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   WTG & Co., L.P.

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only


         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                   692,000 Shares
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                    692,000 Shares

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              692,000 Shares

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 5.5%

         14.  Type of Reporting Person

              PN









         CUSIP NO. 578349102                         Page 3 of 7 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   D. Tisch & Co., Inc.

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only

         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                Delaware

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                     692,000 Shares
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                      692,000 Shares

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              692,000 Shares

         12. Check if the Aggregate Amount in Row (11) Excludes Cer-tain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 5.5%

         14.  Type of Reporting Person

              CO










         CUSIP NO. 578349102                         Page 4 of 7 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Daniel R. Tisch

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a)
                                                         (b)  X

         3.   SEC Use Only


         4.   Source of Funds

              AF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                    692,000 Shares
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                     692,000 Shares

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              692,000 Shares

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares



         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 5.5%

         14.  Type of Reporting Person

              IN











         Item 1.  Security and Issuer.


                   This Amendment No. 2 amends the Schedule 13D dated

         December 22, 1994 (as previously amended, the "Schedule 13D")

         filed by WTG & Co., L.P. ("WTG"), D. Tisch & Co., Inc. ("D.

         Tisch & Co."), and Daniel R. Tisch relating to their ben-

         eficial ownership of Common Stock, no par value (the "Company

         Common Stock"), of Mayflower Group, Inc., an Indiana corpo-

         ration (the "Company").



         Item 2.  Identity and Background


                   (a) The following sentence is added to paragraph

         (a) of Item 2 of the Schedule 13D:



              As of the close of business on January 3, 1995, WTG no

              longer holds any securities in the Managed Accounts.



                   (c) The following sentence is added to paragraph

         (c) of Item 2 of the Schedule 13D:



              As of the close of business on January 3, 1995, WTG no

              longer acts as investment manager with respect to the

              Managed Accounts.















         Item 3.   Source and Amount of Funds or Other Consideration.


                   The following sentence is added to Item 3 of the

         Schedule 13D:



              As of the close of business on January 3, 1995, shares

              of Company Common Stock are no longer purchased or sold

              by WTG for the Managed Accounts.



              Item 4.   Purpose of Transaction.


                   The following sentence is added to Item 4 of the

         Schedule 13D:



              As of the close of business on January 3, 1995, shares

              of Company Common Stock are no longer purchased or sold

              by WTG for the Managed Accounts.



         Item 5.   Interest in Securities of Issuer.


              The following sentence is added to paragraph (b) of Item

         5 of the Schedule 13D:



              As of the close of business on January 3, 1995, WTG no

              longer has power to vote or dispose of any securities

              owned by the Managed Accounts.













                                   SIGNATURES


                   After reasonable inquiry and to the best of our

         knowledge and belief, the undersigned certify that the in-

         formation set forth in this statement is true, complete and correct.


         Dated:  January 5, 1995
                                      WTG & CO., L.P.


                                      By:/s/ Daniel R. Tisch
                                         Daniel R. Tisch
                                         Managing Director



                                      D. TISCH & CO., INC.


                                      By:/s/ Daniel R. Tisch
                                         Daniel R. Tisch
                                         President



                                      /s/ Daniel R. Tisch
                                      Daniel R. Tisch





















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